EXHIBIT 99.1

Colliers International Reports Strong Financial Results for Third Quarter

Revenue Up 13% (Up 25% in Local Currency); Adjusted EBITDA Up 39% (Up 55% in Local Currency) and Adjusted EPS Up 49%

Operating highlights:

	Three months ended		Nine months ended
	September 30		September 30
	2015	2014	2015	2014

Revenues (millions)	$ 420.3	$ 372.6	$ 1,165.9	$ 1,040.6
Adjusted EBITDA (millions) (note 1)	43.0	31.0	102.2	79.7
Adjusted EPS (note 2)	0.52	0.35	1.21	0.86

TORONTO, Oct. 27, 2015 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIG) today reported operating and financial results for its third quarter ended September 30, 2015. All amounts are in US dollars.

Revenues for the third quarter were $420.3 million, a 13% increase (25% in local currency) relative to the same quarter in the prior year, Adjusted EBITDA (note 1) was $43.0 million, up 39% (55% in local currency) and Adjusted EPS (note 2) was $0.52, a 49% increase versus the prior year quarter. GAAP EPS from continuing operations was $0.20 per share in the quarter, versus $0.26 per share for the same quarter a year ago. Third quarter adjusted EPS and GAAP EPS would have been approximately $0.08 higher excluding foreign exchange impacts.

For the nine months ended September 30, 2015, revenues were $1.17 billion, a 12% increase (24% in local currency) relative to the comparable prior year period, Adjusted EBITDA was $102.2 million, up 28% (44% in local currency), and Adjusted EPS was $1.21, up 41% versus the prior year period. GAAP EPS from continuing operations for the nine month period was a loss of $0.37 per share, compared to $0.10 per share in the prior year period with the decline attributable to one-time transaction costs and stock-based compensation, both related to the separation from FirstService completed on June 1, 2015. Year-to-date adjusted EPS and GAAP EPS would have been approximately $0.18 higher excluding foreign exchange impacts.

"Colliers continued to deliver strong financial results in the third quarter despite significant foreign currency headwinds as only 38% of our revenues are generated in the US. Strong internal revenue growth and significant margin expansion was also achieved, especially in the Americas and EMEA regions. We remain confident in our revenue pipelines for the balance of the year, although mindful of the impact that foreign currency changes can have on our year end results," said Jay S. Hennick, Chairman and CEO of Colliers International. "During the quarter, we completed several strategic acquisitions, expanding our presence in two important US markets and strengthening our existing businesses in Belgium and Northern Africa. With our disciplined growth strategy, 20 year track record of success and strong balance sheet, Colliers International is better positioned than ever to continue building our global platform in the years to come" he concluded.

About Colliers International Group Inc.

Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIG) is a global leader in commercial real estate services with more than 16,300 professionals operating from 502 offices in 67 countries. With an enterprising culture and significant insider ownership, Colliers professionals provide a full range of services to real estate occupiers, owners and investors worldwide. Services include brokerage, global corporate solutions, investment sales and capital markets, project management and workplace solutions, property and asset management, consulting, valuation and appraisal services, and customized research and thought leadership. Colliers has been ranked among the top 100 outsourcing firms by the International Association of Outsourcing Professionals' Global Outsourcing for 10 consecutive years, more than any other real estate services firm.

For the latest news from Colliers, visit Colliers.com or follow us on Twitter (@ColliersIntl) and LinkedIn.

Consolidated Revenues

	Three months ended			Nine months ended
(in thousands of US$)	September 30		Growth	September 30		Growth
(LC = local currency)	2015	2014	in LC %	2015	2014	in LC %

Outsourcing & Advisory	$ 154,239	$ 121,683	43%	$ 443,498	$ 349,170	42%
Lease Brokerage	136,742	126,709	18%	378,236	346,308	18%
Sales Brokerage	129,297	124,184	17%	344,138	345,141	10%

Total revenues	$ 420,278	$ 372,576	25%	$ 1,165,872	$ 1,040,619	24%

Consolidated revenues for the third quarter grew 25% on a local currency basis, led by significant revenue increases in Outsourcing & Advisory services as a result of strong internal growth in project management and acquisitions during the past year as well as solid growth in Sales and Lease Brokerage. Consolidated internal revenue growth in local currencies was 16%.

For the nine months ended September 30, 2015, consolidated revenues grew 24% on a local currency basis, led by Outsourcing & Advisory services. Lease Brokerage revenues were up 18% year-to-date on a local currency basis, driven by strong activity in the Americas. Year-to-date consolidated internal revenue growth in local currencies was 13%. Outsourcing & Advisory services represented 38% of total revenues for the period, up from 34% in the prior year period, demonstrating the success the Company is achieving in generating a higher percentage of non-transaction revenue.

Segmented Quarterly Results

The Americas region's revenues totalled $223.9 million for the third quarter compared to $201.9 million in the prior year quarter, up 18% on a local currency basis. Revenue growth was comprised of 12% internal growth and 6% growth from recent acquisitions. Internal growth for the quarter was driven by Sales Brokerage revenues, particularly in the US, as well as Outsourcing & Advisory revenues in the US and Canada. Adjusted EBITDA was $22.8 million, up 55% from the prior year quarter as a result of operating leverage in the US.

EMEA region revenues totalled $107.6 million for the third quarter compared to $72.5 million in the prior year quarter, up 67% on a local currency basis. Revenue growth was comprised of 30% internal growth and 37% growth from recent acquisitions. Internal growth was driven by strong Sales Brokerage and Lease Brokerage activity, particularly in Germany, the UK and Poland. Adjusted EBITDA was $13.2 million, up 73% from the prior year quarter.

Asia Pacific region revenues totalled $88.5 million for the third quarter compared to $97.9 million in the prior year quarter, up 8% on a local currency basis, entirely from internal growth with significant foreign exchange headwinds impacting results in the US dollar reporting currency. Growth was driven by Lease Brokerage activity, particularly in the Australia and New Zealand markets. Adjusted EBITDA was $8.7 million versus $12.4 million in the prior year quarter, and was impacted by recruiting costs for new Asia leadership team members and transaction costs for an acquisition that was ultimately not completed.

Global corporate costs were $1.7 million in the third quarter, relative to $3.7 million in the prior year period, and were positively impacted by foreign currency translation as well as lower compensation costs due to reduced headcount.

Independent Review of Broker Transaction

As the Company disclosed on May 27, 2015, management became aware that an independent contractor, working as a broker in its US operations, may have been involved in an improper payment to a third-party (in the amount of $0.5 million) in connection with an unconsummated real estate sale transaction in a foreign jurisdiction. The Company's Board, through its Audit and Risk Committee, retained independent counsel to assist it in reviewing the matter. The Company informed, and is cooperating with, relevant authorities in the US and Canada as well as the Company's independent auditors.

The Audit and Risk Committee's review has been completed. Based on that review, it appears that the broker orchestrated a payment, funded by a third-party, that the broker believed was intended for an individual associated with a sovereign wealth fund in order to influence a transaction that did not materialize. It also appears that the broker falsified documents, fabricated aspects of the purported transaction and deliberately misled management. The purported transaction was the primary matter on which the broker worked during his brief tenure with the Company. The broker's conduct directly violated the Company's established policies, procedures and code of conduct, and he and two associates with whom he worked were immediately terminated. The revenue and related expenses in respect of this transaction recorded in the fourth quarter of 2014 were reversed during the second quarter ended June 30, 2015, the impact of which was not material.

Conference Call

Colliers will be holding a conference call on Tuesday, October 27, 2015 at 11:00 a.m. Eastern Time to discuss the quarter's results. The call, as well as a supplemental slide presentation, will be simultaneously web cast and can be accessed live or after the call at www.colliers.com in the "Investors / Newsroom" section.

Forward-looking Statements

This press release includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in average cap rates across different property types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain major clients and renew related contracts; the ability to retain and incentivize producers; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers' compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company's Canadian dollar, Australian dollar, UK pound and Euro denominated revenues and expenses; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations related to our global operations, including real estate licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; political conditions, including political instability and any outbreak or escalation of terrorism or hostilities and the impact thereof on our business; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and factors are identified in the Annual Information Form of former FirstService Corporation (the predecessor of Colliers) for the year ended December 31, 2014 under the heading "Risk Factors" (which factors are adopted herein and a copy of which can be obtained at www.sedar.com) and other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings (loss) from continuing operations to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings from continuing operations, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) spin-off stock-based compensation costs; (vii) spin-off transaction costs; (viii) corporate costs allocated to spin-off and (ix) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company's overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company's service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) from continuing operations to adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2015	2014	2015	2014

Net earnings (loss) from continuing operations	$ 18,414	$ 7,016	$ (2,904)	$ 21,526
Income tax	9,226	4,623	12,076	8,304
Other income, net	(461)	(217)	(287)	(936)
Interest expense, net	2,631	1,706	6,522	4,634
Operating earnings	29,810	13,128	15,407	33,528
Depreciation and amortization	9,794	8,321	28,068	25,868
Acquisition-related items	1,655	3,938	3,696	4,838
Spin-off stock-based compensation costs	--	--	35,400	--
Spin-off transaction costs	1,013	--	14,147	--
Corporate costs allocated to spin-off	--	3,272	2,010	5,817
Stock-based compensation expense	771	2,363	3,463	9,668
Adjusted EBITDA	$ 43,043	$ 31,022	$ 102,191	$ 79,719

2. Reconciliation of net earnings (loss) from continuing operations and diluted net earnings (loss) per share from continuing operations to adjusted net earnings and adjusted earnings per share:

Adjusted earnings per share is defined as diluted net earnings (loss) per share from continuing operations, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) acquisition-related items; (iv) spin-off stock-based compensation costs; (v) spin-off transaction costs; (vi) corporate costs allocated to spin-off and (vii) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) from continuing operations to adjusted net earnings and of diluted net earnings (loss) per share from continuing operations to adjusted earnings per share appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2015	2014	2015	2014

Net earnings (loss) from continuing operations	$ 18,414	$ 7,016	$ (2,904)	$ 21,526
Non-controlling interest share of earnings	(4,566)	(4,521)	(13,386)	(14,656)
Amortization of intangible assets	4,312	3,555	11,943	11,476
Acquisition-related items	1,655	3,938	3,696	4,838
Spin-off stock-based compensation costs	--	--	35,400	--
Spin-off transaction costs	1,013	--	14,147	--
Corporate costs allocated to spin-off	--	3,295	2,048	5,890
Stock-based compensation expense	771	2,363	3,463	9,668
Income tax on adjustments	(1,597)	(2,575)	(9,067)	(6,649)
Non-controlling interest on adjustments	--	(389)	(163)	(970)
Adjusted net earnings	$ 20,002	$ 12,682	$ 45,177	$ 31,123

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2015	2014	2015	2014

Diluted net earnings (loss) per share from continuing operations	$ 0.20	$ 0.26	$ (0.37)	$ 0.10
Non-controlling interest redemption increment	0.16	(0.19)	(0.08)	0.09
Amortization of intangible assets, net of tax	0.08	0.07	0.22	0.21
Acquisition-related items	0.04	0.10	0.10	0.13
Spin-off stock-based compensation costs	--	--	0.95	--
Spin-off transaction costs, net of tax	0.02	--	0.27	--
Corporate costs allocated to spin-off, net of tax	--	0.06	0.04	0.11
Stock-based compensation expense, net of tax	0.02	0.05	0.08	0.23
Adjusted earnings per share	$ 0.52	$ 0.35	$ 1.21	$ 0.86

COLLIERS INTERNATIONAL GROUP INC.
Condensed Consolidated Statements of Earnings (Loss)
(in thousands of US dollars, except per share amounts)
	Three months		Nine months
	ended September 30		ended September 30
(unaudited)	2015	2014	2015	2014

Revenues	$ 420,278	$ 372,576	$ 1,165,872	$ 1,040,619

Cost of revenues	265,510	229,500	713,520	627,388
Selling, general and administrative expenses	112,496	117,689	355,634	348,997
Depreciation	5,482	4,766	16,125	14,392
Amortization of intangible assets	4,312	3,555	11,943	11,476
Acquisition-related items (1)	1,655	3,938	3,696	4,838
Spin-off stock-based compensation costs (2)	--	--	35,400	--
Spin-off transaction costs (3)	1,013	--	14,147	--
Operating earnings	29,810	13,128	15,407	33,528
Interest expense, net	2,631	1,706	6,522	4,634
Other expense (income)	(461)	(217)	(287)	(936)
Earnings before income tax	27,640	11,639	9,172	29,830
Income tax	9,226	4,623	12,076	8,304
Net earnings (loss) from continuing operations	18,414	7,016	(2,904)	21,526
Discontinued operations, net of income tax (4)	--	15,094	1,104	22,660
Net earnings (loss)	18,414	22,110	(1,800)	44,186
Non-controlling interest share of earnings	4,566	4,521	13,386	14,656
Non-controlling interest redemption increment	6,185	(6,973)	(2,835)	3,189
Net earnings (loss) attributable to Company	$ 7,663	$ 24,562	$ (12,351)	$ 26,341

Net earnings (loss) per common share
Basic
Continuing operations	$ 0.20	$ 0.26	$ (0.37)	$ 0.10
Discontinued operations	--	0.42	0.03	0.63
	$ 0.20	$ 0.68	$ (0.34)	$ 0.73

Diluted
Continuing operations	$ 0.20	$ 0.26	$ (0.37)	$ 0.10
Discontinued operations	--	0.42	0.03	0.62
	$ 0.20	$ 0.68	$ (0.34)	$ 0.72

Adjusted earnings per share (5)	$ 0.52	$ 0.35	$ 1.21	$ 0.86

Weighted average common shares (thousands)
Basic	37,973	35,975	36,825	35,946
Diluted	38,431	36,369	37,242	36,346

Notes to Condensed Consolidated Statements of Earnings (Loss)

(1) Acquisition-related items include transaction costs, contingent acquisition consideration fair value adjustments, and contingent acquisition consideration-related compensation expense.
(2) Stock-based compensation costs related to the exchange of non-controlling interests in the former Commercial Real Estate Services division for publicly traded shares of Colliers International Group Inc., in connection with the spin-off completed on June 1, 2015.
(3) Transaction costs related to the spin-off of FirstService completed on June 1, 2015.
(4) Discontinued operations include FirstService, which was spun off on June 1, 2015, a commercial real estate consulting business which was sold in July 2014, and an REO rental operation which was sold in April 2014.
(5) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	September 30, 2015	December 31, 2014	September 30, 2014

Assets
Cash and cash equivalents	$ 98,167	$ 90,003	$ 40,589
Accounts receivable	269,675	294,174	228,227
Prepaids and other assets	85,039	72,919	56,422
Assets held for spin-off	--	250,723	304,603
Current assets	452,881	707,819	629,841
Other non-current assets	21,929	21,596	17,025
Fixed assets	61,770	65,191	56,834
Deferred income tax	90,273	79,067	82,216
Goodwill and intangible assets	410,210	400,933	353,682
Assets held for spin-off	--	364,821	379,956
Total assets	$ 1,037,063	$ 1,639,427	$ 1,519,554

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$ 388,934	$ 461,918	$ 335,557
Other current liabilities	17,327	23,476	12,781
Long-term debt - current	3,778	18,671	17,409
Liabilties held for spin-off	--	126,094	123,320
Current liabilities	410,039	630,159	489,067
Long-term debt - non-current	316,265	235,320	256,685
Other liabilities	47,275	37,997	32,739
Deferred income tax	19,862	21,969	10,549
Liabilities held for spin-off	--	330,701	348,012
Redeemable non-controlling interests	134,527	150,066	141,860
Shareholders' equity	109,095	233,215	240,642
Total liabilities and equity	$ 1,037,063	$ 1,639,427	$ 1,519,554

Supplemental balance sheet information
Total debt	$ 320,043	$ 253,991	$ 274,094
Total debt, net of cash	221,876	163,988	233,505

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Nine months ended
	September 30		September 30
(unaudited)	2015	2014	2015	2014

Cash provided by (used in)

Operating activities
Net earnings from continuing operations	$ 18,414	$ 7,016	$ (2,904)	$ 21,526
Items not affecting cash:
Depreciation and amortization	9,794	8,321	28,068	25,868
Spin-off stock-based compensation	--	--	35,400	--
Deferred income tax	14	1,481	(5,475)	899
Other	1,187	(6,081)	6,298	(4,522)
	29,409	10,737	61,387	43,771

Changes in non-cash working capital
Accounts receivable	(2,665)	12,954	17,538	25,146
Payables and accruals	44,592	3,058	(31,989)	(56,782)
Other	(1,774)	5,674	(21,406)	(11,280)
Contingent acquisition consideration	(159)	(256)	(1,332)	(19,785)
Discontinued operations	--	29,770	29,416	50,692
Net cash provided by operating activities	69,403	61,937	53,614	31,762

Investing activities
Acquisition of businesses, net of cash acquired	(11,626)	(4,975)	(28,900)	(43,966)
Disposition of business, net of cash disposed	--	10,781	--	8,694
Purchases of fixed assets	(4,491)	(3,102)	(15,793)	(19,981)
Other investing activities	(3,778)	565	(7,166)	133
Discontinued operations	--	(11,637)	(10,448)	(33,307)
Net cash used in investing activities	(19,895)	(8,368)	(62,307)	(88,427)

Financing activities
(Decrease) increase in long-term debt, net	(54,773)	(40,127)	(6,039)	102,262
Purchases of non-controlling interests	(4,876)	(1,311)	(7,341)	(12,926)
Dividends paid to common shareholders	--	(3,597)	(3,581)	(10,775)
Distributions paid to non-controlling interests	(5,290)	(5,902)	(12,778)	(19,316)
Repurchases of Subordinate Voting Shares	--	(10,249)	--	(20,355)
Other financing activities	(1,115)	2,620	(872)	6,369
Net cash (used in) provided by financing activities	(66,054)	(58,566)	(30,611)	45,259

Effect of exchange rate changes on cash	(9,011)	59	(19,322)	(1,293)

Decrease in cash and cash equivalents	(25,557)	(4,938)	(58,626)	(12,699)

Cash and cash equivalents, beginning of period	123,724	134,943	156,793	142,704

Cash and cash equivalents, end of period	$ 98,167	$ 130,005	$ 98,167	$ 130,005

Cash flows excluding discontinued operations
Operating activities	$ 69,403	$ 32,167	$ 24,198	$ (18,930)
Investing activities	(19,895)	3,269	(51,859)	(55,120)

Segmented Results
(in thousands of US dollars)

			Asia
(unaudited)	Americas	EMEA	Pacific	Corporate	Consolidated

Three months ended September 30

2015
Revenues	$ 223,870	$ 107,647	$ 88,468	$ 293	$ 420,278
Adjusted EBITDA	22,802	13,216	8,683	(1,658)	43,043
Operating earnings (loss)(1)	17,850	8,538	6,826	(3,404)	29,810

2014
Revenues	$ 201,913	$ 72,499	$ 97,948	$ 216	$ 372,576
Adjusted EBITDA	14,759	7,638	12,356	(3,731)	31,022
Operating earnings	11,483	1,374	10,699	(10,428)	13,128

			Asia
	Americas	EMEA	Pacific	Corporate	Consolidated

Nine months ended September 30

2015
Revenues	$ 613,364	$ 294,493	$ 257,269	$ 746	$ 1,165,872
Adjusted EBITDA	53,502	31,038	26,661	(9,010)	102,191
Operating earnings (loss)(1)	39,459	18,242	21,983	(64,277)	15,407

2014
Revenues	$ 568,395	$ 202,785	$ 268,848	$ 591	$ 1,040,619
Adjusted EBITDA	41,742	19,443	29,909	(11,375)	79,719
Operating earnings	32,470	7,267	25,746	(31,955)	33,528

(1) Operating loss of Corporate for the three months ended September 30, 2015 includes $1,013 of spin-off transaction costs. The nine month period ended September 30, 2015 includes $35,400 of spin-off stock-based compensation costs and $14,147 of spin-off transaction costs.

CONTACT: COMPANY CONTACTS:

         Jay S. Hennick
         Chairman & CEO

         John B. Friedrichsen
         Senior Vice President & CFO

         (416) 960-9500